SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
LETTER TO SECURITIES AUTHORITIES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: February 4, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President

(Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

February 4, 2004

TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Government of Newfoundland and Labrador, Department of Justice, Registrar of Deeds, Companies and Securities
Corporation Securities, New Brunswick Public Utilities Board
Department of Justice and Public Services, Government of the Northwest Territories
Department of Justice, Corporation Branch, Charlottetown, P.E.I.
Yukon Territorial Government, Registrar of Securities
Nunavut Legal Registries
The Toronto Stock Exchange

Attention:   Shareholder Communications

Dear Sirs:

Re:   Shell Canada Limited, Annual and Special Meeting of Shareholders

We advise that the noted Annual and Special Meeting of Shareholders will take place on April 30, 2004. The record date for the meeting is March 11, 2004.

Yours very truly,

“J.M. COULL”

Jane M. Coull
Senior Solicitor and Assistant Secretary